希慎興業有限公司
Hysan Development Company Limited

Hysan希慎

RECEIVED
2007 SEP 18 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L233-07cc/fy
Your Ref :

SUPPL

5 September 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

07026716

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk dated 4 September 2007 regarding the subject matter for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

PROCESSED
SEP 24 2007
THOMSON
FINANCIAL

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PLW

dlw 9/19

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 4 September 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
4 September 2007	**804,000**	**On the Exchange**	**19.88**	**19.80**	**15,940,345.20**
Total	**804,000**				**15,940,345.20**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 1,835,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.17389 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

希愼興業有限公司
Hysan Development Company Limited

Hysan 希愼

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L228-07cc/fy
Your Ref :

SUPPL

31 August 2007

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617
- Continuing Connected Transactions
- Repurchases of the Company's securities

We, a company incorporated in Hong Kong, furnish a copy of each of the following documents dated 30 August 2007 regarding the subject matters for your records:-

1. a full announcement regarding continuing connected transactions published on the website of Hong Kong Exchanges and Clearing Limited at ww.hkex.com.hk and on the website of the Company at www.hysan.com.hk (the "Websites");

2. a notification announcement published in the newspapers notifying the publication of announcement as mentioned in item 1 above; and

3. Form G – Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited published on the Websites.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.
TW/PL

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

Continuing Connected Transactions

On 30 August 2007, Perfect Win Properties Limited ("Perfect Win"), an indirect wholly owned subsidiary of Hysan Development Company Limited ("Hysan" or the "Company", Hysan and its subsidiaries are referred to as "Hysan Group") entered into a lease (the "Lease") and a supplemental lease (the "Supplemental Lease"), both dated 30 August 2007, with Bonde Limited ("Bonde") in respect of certain premises in The Lee Gardens. Perfect Win and Bonde also entered into a carpark licence agreement on 6 July 2007 in respect of a carparking space at The Lee Gardens. The Lease, Supplemental Lease and the carpark licence agreement are collectively referred to as the "Leases".

Bonde is a company 100% beneficially owned by Mr. Michael T.H. Lee ("Mr. Lee"), the former Managing Director of the Company who stepped down on 8 May 2007 and hence a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Accordingly, the Leases (in aggregate) constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules. As each of the percentage ratios (other than the profit ratio) in respect of the Leases on annual aggregated basis is less than 2.5%, the transactions are only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and are exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

The particulars of the Leases are set out below:-

	Lease	Supplemental Lease
Date	: 30 August 2007	30 August 2007
Parties	: Perfect Win as landlord Bonde as tenant	Perfect Win as landlord Bonde as tenant
Premises	: Room 3703 The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong	Room 3704 The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong
Terms *	: 3 years commencing from 1 July 2007	35 months commencing from 1 August 2007
Expiry Date	: 30 June 2010	30 June 2010
Rent	: Collectively HK$101,600 per month (exclusive of operating charges and Government rates)	
Operating charges	: Collectively HK$13,709 per month (subject to revision by Perfect Win from time to time)	

Carpark Licence Agreement

Date	: 6 July 2007
Parties	: Perfect Win as landlord Bonde as tenant
Premises	: A carparking space at The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong
Terms	: 34 months commencing from 1 September 2007
Expiry Date	: 30 June 2010
Rent	: HK$5,200 per month

The annual consideration and maximum aggregate annual value ("Annual Cap") in respect of the Leases are as follows:

Annual consideration	: 2007: HK$507,299 (on pro-rata basis) 2008: HK$1,446,108 2009: HK$1,446,108 2010: HK$723,054 (on pro-rata basis)
Annual Cap	: 2007: HK$775,000 (on pro-rata basis based on the maximum cap) 2008: HK$1,550,000 2009: HK$1,550,000 2010: HK$775,000 (on pro-rata basis based on the maximum cap)

* Rent-free periods are granted under the respective leases both expiring on 31 August 2007.

The annual consideration includes the rent and operating charges but exclusive of Government rates, to be paid in cash in advance on a monthly basis. Where the unexpired term of the Leases is less than one year, the annual consideration will be calculated on a pro-rata basis. For the purpose of providing a more flexible basis for setting annual caps for the transactions in compliance of the disclosure requirements of the Listing Rules, the Directors have taken into account of the historic increment rates and possible changes in maintenance and management costs estimating any possible further adjustments of the operating charges and have determined accordingly the Annual Cap of the Leases for each of the financial years ending 31 December 2007, 2008, 2009 and 2010 as set out above.

The maximum monthly basic rent specified in the Leases was determined on an arm's length basis based on prevailing market rates and the operating charges were determined in accordance with on-going Hysan rates generally applicable to its portfolio.

REASONS FOR THE TRANSACTION

The Leases are entered into by the Hysan Group in the ordinary course of its business of leasing and in line with Hysan Group's corporate strategy of maximising its properties' cashflow and value.

The directors of the Company (the "Directors") (including Independent non-executive Directors) are of the view that the Leases and the terms therein are on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that it was entered in the ordinary and usual course of business of Hysan Group after due negotiations and on arm's length basis with reference to the prevailing market conditions. The Directors (including Independent non-executive Directors) also believe that the Annual Cap of the Leases is fair and reasonable.

REGULATORY ASPECTS

Bonde is a company 100% beneficially owned by Mr. Lee, the former Managing Director of the Company who stepped down on 8 May 2007 and hence a connected person of the Company under the Listing Rules. Accordingly, the Leases (in aggregate) constitute continuing connected transactions for the Company under Rule 14A.14 of the Listing Rules.

Given that each of the percentage ratios (other than the profit ratio) in respect of the Leases on annual aggregated basis is less than 2.5%, the transaction falls under Rule 14A.34 of the Listing Rules and is only subject to the announcement, reporting and annual review requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Particulars of the Leases will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the Listing Rules.

GENERAL

The Hysan Group's principal businesses are property investment, management and development and has a sizeable property portfolio in Hong Kong with one of its core business in property leasing.

Perfect Win is an indirect wholly owned subsidiary of the Company. Its principal business is property investment.

Bonde's principal business is investment holding.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 30 August 2007

As at the date of this announcement, the Board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code: 00014)

NOTIFICATION

Continuing Connected Transactions

An announcement of Hysan Development Company Limited (the "Company") dated 30 August 2007 containing details of the subject matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and at the website of the Company at www.hysan.com.hk/eng/cmsdoc/announcement_c/CCT_E(30.08.07).pdf.

This notification merely serves to advise investors of the subject matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the subject matter.

The announcement is available for inspection to the public at no charge at the Company's registered office at 49/F., The Lee Gardens, 33 Hysan Avenue, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Mondays to Fridays, from today until 13 September 2007. Copies will be provided upon request at no cost.

By Order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 30 August 2007

APPENDIX 5

FORM OF SHARE BUYBACK REPORT TO THE STOCK EXCHANGE OF HONG KONG LIMITED ("THE EXCHANGE")

FORM G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

Date: 30 August 2007

Dear Sir,

Name of Company: Hysan Development Company Limited

Description of Securities: Ordinary shares

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day/Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid $	Lowest Price Paid $	Total Paid $
30 August 2007	**224,000**	**On the Exchange**	**19.40**	**19.22**	**4,328,195.20**
Total	**224,000**				**4,328,195.20**

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 691,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{(a) \times 100}{\text{issued share capital}}\right)$$ 0.06548 %

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the iisting rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 4 April 2007 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,
Wendy W.Y. Yung
Company Secretary
Hysan Development Company Limited

END